                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                       Commission File Number: 333-100069


                               NETEASE.COM, INC.

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                              Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     X         Form 40-F _________
                            ---------


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes __________  No    X
                                    ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-   N.A.
                      -------

                               Page 1 of 13 Pages
                  The index of exhibits may be found at Page 2

                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Signature                                                                 Page 3

Press Release Regarding Second Quarter                      Exhibit 99.1, Page 4
   Results dated July 28, 2003

Press Release Regarding Sale of Additional                 Exhibit 99.2, Page 11
   $25 million of Zero Coupon Convertible
   Subordinated Notes dated July 31, 2003

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NETEASE.COM, INC.


                                       By:  /s/ Ted Sun
                                           ----------------------------
                                           Name:  Mr. Ted Sun
                                           Title: Acting Chief Executive Officer
                                                  and Director

Date: July 31, 2003

                                                                    Exhibit 99.1

[COMPANY LOGO]

                                                                   Press Release


Contact for Media and Investors:
Olive Wang
NetEase.com, Inc.
ir@corp.netease.com
(86) 10-8518-0163, ext. 8243

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
(86) 21-6218-3009, ext. 238


               NetEase.com Announces Strong Second Quarter Results

                Financial Highlights for the second quarter 2003:

     - Advertising revenues grow by 159.3% year-over-year to RMB20.8 million (US$2.5 million)

     - E-commerce and other revenues grow by 280.2% year-over-year to RMB115.3 million (US$13.9 million)

     - Continued revenue growth results in further enhanced gross margins of
     78.9%

     - Company achieves operating profit of RMB77.9 million (US$9.4 million) and net profit of RMB75.8 million (US$9.2 million), or US$0.29 per American Depositary Share (basic)

(Beijing - July 28, 2003) - NetEase.com, Inc. (Nasdaq: NTES), a leading Internet technology provider in China, today announced financial results for its second quarter ended June 30, 2003.

The Company reported total revenues of RMB136.2 million (US$16.5 million) for the second quarter, a 15.5% increase over total revenues of RMB117.9 million (US$14.2 million) for the preceding quarter ended March 31, 2003 and a 253.8% increase over total revenues of RMB38.5 million (US$4.6 million) for the corresponding period in 2002. The Company reported a net profit of RMB75.8 million (US$9.2 million), or US$0.29 and US$0.28 per basic and diluted American Depositary Share, respectively, compared to the previous quarter's net profit of RMB68.9 million (US$8.3 million), or US$0.27 and US$0.26 per basic and diluted American Depositary Share, respectively. The same quarter in the previous year had a net profit of RMB38,300 (US$4,600).

[COMPANY LOGO]

Advertising revenues were RMB20.8 million (US$2.5 million) for the quarter ended June 30, 2003, representing a 73.6% increase over RMB12.0 million (US$1.4 million) for the preceding quarter and a 159.3% increase over RMB8.0 million (US$1.0 million) for the corresponding period a year ago.

Revenues from e-commerce and other services for the quarter were RMB115.3 million (US$13.9 million), representing a 9.0% increase over the preceding quarter's RMB105.8 million (US$12.8 million) and a 280.2% increase over RMB30.3 million (US$3.7 million) for the corresponding period a year ago. The relatively slower growth quarter-over-quarter is largely due to the temporary closure of Internet cafes in parts of China during the SARS outbreak, which impacted user rates for online games.

The Company reported gross profit in the second quarter of RMB107.5 million (US$13.0 million), increasing 17.1% over the previous quarter's RMB91.8 million (US$11.1 million) and 389.1% over RMB22.0 million (US$2.7 million) for the corresponding period a year ago. Strong revenue growth also favorably impacted gross margins, which increased from 77.9% in the preceding quarter to 78.9% in the second quarter.

Total operating expenses were RMB29.6 million (US$3.6 million), a 4.7% increase from the previous quarter's RMB28.3 million (US$3.4 million) and a 8.8% increase from the corresponding period a year ago of RMB27.2 million (US$3.3 million). This increase is largely due to the write-back made in the first quarter of a provision for a loan previously made to an ex-employee of the Company, and to a lesser extent, the increase in legal and professional fees for regulatory compliance work in the second quarter. The Company made full provision for the loan in 2001. Upon the repayment of such loan in the first quarter, the Company reversed the provision previously made, which resulted in the reduction in the total operating expenses during that period.

The Company reported an operating profit of RMB77.9 million (US$9.4 million) in the second quarter, representing continued improvement over last quarter's operating profit of RMB63.6 million (US$7.7 million) and the previous year's second quarter's operating loss of RMB5.2 million (US$0.6 million).

Despite higher income tax expense, the Company reported a net profit of RMB75.8 million (US$9.2 million) in the second quarter, increasing 10.0% over the previous quarter's net profit of RMB68.9 million (US$8.3 million) (which included a one-time other income of RMB5.5 million (US$0.7 million)) and representing 1,977 times the net profit of RMB38,300 (US$4,600) for the corresponding period a year ago. The increase in the effective tax rate during the second quarter is primarily due to a higher proportion of profit earned in a subsidiary company with a higher tax rate than the other group companies when compared to the first quarter.

As of June 30, 2003, the Company's total net cash balance was RMB729.9 million (US$88.2 million), a 14.2% increase from the previous quarter's RMB639.3 million (US$77.2 million). Operating cash flow was approximately RMB85.1 million (US$10.3 million) during the quarter.

Commenting on these second quarter results, Ted Sun, acting Chief Executive Officer and Director of the Company said, "We believe that this past quarter demonstrated the strength of

[COMPANY LOGO]

NetEase's diversified revenues strategy. Even with the outbreak of SARS, which had a temporary impact on the growth of our online games business, we were able to generate healthy increases in total revenues. The growth of our advertising business was due in part to the abilities of our advertising sales team and continued enhancements made to our content offerings. During the second quarter, for example, we revamped our Entertainment Channel (http://ent.163.com), Automobile Channel (http://auto.163.com), and Mobile Phone Channel (http://mobile.163.com). In the coming quarters, we will continue to work to grow our advertising business, and to improve and develop new content and service offerings in order to expand our user base, and provide innovative online marketing solutions to advertisers.

"Since the end of the SARS outbreak in late May, we are also pleased to note that the usage of our online games has quickly bounced back to previous levels, and we hope to achieve continued positive results from this business in the future. In the coming quarters, for example, we will be launching upgraded versions of our existing popular titles as well as offering new games so that we can foster enthusiasm among our current users and attract new ones to build upon our leading position."

Mr. Sun continued, "We continue to see significant opportunities in our SMS business, which remains a very significant revenue source for the company. In addition to building upon our wide platform of SMS services already offered to our consumers, we are working to develop new opportunities to further expand and enhance our service offerings, promotional campaigns and distribution channels.

"During the second quarter, we also took steps to build upon our already strong professional Board of Directors and executive management team. Bringing deep experience in the Chinese telecom industry as well as financial expertise, Donghua Ding joined our Board as an independent director in June 2003. In addition, Michael Tong, who has served on our Board as independent director since 1999, joined as an Executive Director and in this new capacity is focusing on overall management of the company as well as more specifically on our online games business."

Denny Lee, NetEase's Chief Financial Officer added, "We believe that NetEase continues to be in a sound financial position, as evidenced by continued improvements in our gross margins and operating margins. Recently, we also built upon an already strong cash position, as the Company completed its offering of US$75.0 million in Zero Coupon Convertible Subordinate Notes on July 14, 2003, giving us added flexibility to take advantage of opportunities for expansion in the China market."

Users of the NetEase Web sites continued to grow, with 127 million registered accounts at the end of the second quarter, an increase of 11.5% over the 114 million accounts at the end of the previous quarter and a 95.5% increase over the 65 million accounts at the same time a year ago.

"In conclusion," said Mr. Sun, "the second quarter brought a number of positive developments to NetEase, notwithstanding the SARS outbreak and its impact on China. We are focused on continually innovating and bringing new services to both our users and partners which we expect will position us well for continued growth in the coming quarter and long term."

[COMPANY LOGO]

On May 16, 2003, the definitive settlement of the class action litigation filed in the U.S. District Court for the Southern District of New York against NetEase and certain other parties was approved and declared final by the District Court. The aggregate settlement amount, which was paid to those persons who purchased NetEase's American Depositary Shares during the period from July 3, 2000 to August 31, 2001, was US$4.35 million. This settlement has been reflected in the Company's third quarter and full-year financial statements for 2002 as a one-time charge.

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of USD1 = RMB8.2776. The percentages stated in this press release are calculated based on RMB.**

Web Cast

NetEase will host a conference call to discuss second quarter earnings at 7:30 pm Eastern Time today (Beijing/Hong Kong time: July 29, 2003 at 7:30am). The management team will discuss quarterly results and highlights, and answer questions. This call can be accessed at NetEase's corporate web site at http://corp.netease.com, through CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. The NetEase Web sites, operated by a company affiliate, organize and provide access to 18 content channels through distribution arrangements with more than one hundred international and domestic content providers. In addition, the NetEase Web sites offer a variety of products and services, including Instant Messaging (Popo), Dating, Love, Alumni and Personal Home Page. These products and services enable users to communicate about interests and areas of expertise. The sites also offer online interactive community services through community forums.


NetEase also offers short-messaging services, online multi-player games and e-mail services, as well as online mall technology services that provide opportunities for e-commerce and traditional businesses to establish an online e-commerce presence on the NetEase Web sites.

--------------------------------------------------------------------------------

                                      * * *

[COMPANY LOGO]

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS on another public health problem in China; the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to continue to successfully monetize the user base of the NetEase Web sites and that its e-commerce and other fee-based services revenues will not continue to grow; the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market; the risk that NetEase will not be able to control its expenses in future periods; the risk that the trading price of NetEase's American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; the risk that NetEase may not be able to satisfy its obligations with respect to its Zero Coupon Convertible Subordinated Notes which could lead to a default on the Notes and an adverse affect on its business and financial condition; the risk that NetEase may not use the proceeds from the offering of those Notes and its other cash in a productive manner; NetEase's ability to develop and implement additional operational and financial systems to manage NetEase's operations; competition in NetEase's existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

[COMPANY LOGO]

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                December 31,      June 30,         June 30,
                                                   2002             2003             2003
                                              ---------------  ---------------  ---------------
                                                    RMB              RMB         USD (Note 1)
Assets

Current assets:
   Cash                                           560,069,711      728,706,065       88,033,496
   Restricted cash                                  1,208,305        1,217,622          147,098
   Prepayments and other current assets             6,110,689       11,839,622        1,430,321
   Due from related parties, net                   22,448,509        8,063,540          974,140
                                              ---------------  ---------------  ---------------

         Total current assets                     589,837,214      749,826,849       90,585,055

Non-current rental deposit                          1,065,912        1,273,337          153,829
Property, equipment and software, net              26,379,182       25,680,523        3,102,412
Deferred tax assets                                 2,395,888        9,387,280        1,134,058
                                              ---------------  ---------------  ---------------

Total assets                                      619,678,196      786,167,989       94,975,354
                                              ===============  ===============  ===============

Liabilities & Shareholders' Equity

Current liabilities:
   Accounts payable and other liabilities          14,378,114       16,739,415        2,022,255
   Salary and welfare payable                      16,023,380       13,089,024        1,581,258
   Taxes payable                                    8,252,950       19,900,665        2,404,159
                                              ---------------  ---------------  ---------------

         Total current liabilities                 38,654,444       49,729,104        6,007,672

Long-term payable                                           -          316,315           38,213
                                              ---------------  ---------------  ---------------

         Total liabilities                         38,654,444       50,045,419        6,045,885
                                              ---------------  ---------------  ---------------

Shareholders' equity:
   Ordinary shares, US$0.0001 par value:
     1,000,300,000,000 shares authorized,
     3,100,162,537 shares issued and
     outstanding as of December 31, 2002,
     and 3,145,561,689 shares issued and
     outstanding as of June 30, 2003                2,566,543        2,604,111          314,597
Additional paid-in capital                      1,049,651,354    1,059,750,050      128,026,246
Less: Subscriptions receivable                    (33,113,848)     (33,113,848)      (4,000,416)
Deferred compensation                                (474,739)        (196,515)         (23,741)
Translation adjustments                               228,910          210,838           25,471
Accumulated deficit                              (437,834,468)    (293,132,066)     (35,412,688)
                                              ---------------  ---------------  ---------------

         Total shareholders' equity               581,023,752      736,122,570       88,929,469
                                              ---------------  ---------------  ---------------

Total liabilities and shareholders' equity        619,678,196      786,167,989       94,975,354
                                              ===============  ===============  ===============

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2776 on June 30, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: The Company's trading unit on The Nasdaq National Market is American Depositary Shares (ADS). Each ADS represents 100 ordinary shares.

[COMPANY LOGO]


NETEASE.COM, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             Quarter Ended
                                                                     --------------------------------------------------------------
                                                                        June 30,        March 31,       June 30,        June 30,
                                                                          2002            2003            2003            2003
                                                                     --------------  --------------  --------------  --------------
                                                                          RMB             RMB             RMB         USD (Note 1)
   Revenues:
      Advertising services                                                8,029,230      11,997,296      20,823,784       2,515,679
      E-commerce and other services                                      30,337,297     105,775,901     115,334,902      13,933,374
      Software licensing and related integration projects                   118,154         156,865           8,250             997
                                                                     --------------  --------------  --------------  --------------
   Total revenues                                                        38,484,681     117,930,062     136,166,936      16,450,050

   Sales and value-added taxes                                           (1,924,880)     (5,896,988)     (6,807,862)       (822,444)
                                                                     --------------  --------------  --------------  --------------

   Net revenues                                                          36,559,801     112,033,074     129,359,074      15,627,606
                                                                     --------------  --------------  --------------  --------------

   Cost of revenues:
      Advertising, e-commerce and other services                        (14,107,720)    (20,216,951)    (21,887,103)     (2,644,136)
      Share compensation cost                                              (477,032)              -               -               -
                                                                     --------------  --------------  --------------  --------------

   Total cost of revenues                                               (14,584,752)    (20,216,951)    (21,887,103)     (2,644,136)
                                                                     --------------  --------------  --------------  --------------

   Gross profit                                                          21,975,049      91,816,123     107,471,971      12,983,470
                                                                     --------------  --------------  --------------  --------------

   Operating expenses:
      Selling, general and administrative expenses                      (21,962,075)    (23,844,491)    (25,432,273)     (3,072,421)
      Asset impairment loss                                                (746,857)              -               -               -
      Research and development expenses                                  (3,884,600)     (4,159,767)     (4,126,390)       (498,501)
      Share compensation cost                                              (597,764)       (250,260)        (27,964)         (3,378)
                                                                     --------------  --------------  --------------  --------------

   Total operating expenses                                             (27,191,296)    (28,254,518)    (29,586,627)     (3,574,300)
                                                                     --------------  --------------  --------------  --------------

   Operating profit (loss)                                               (5,216,247)     63,561,605      77,885,344       9,409,170

   Other income (expenses):
     Interest income                                                      2,281,729       1,738,018       1,908,473         230,559
     Interest expense                                                      (212,382)              -               -               -
     Other, net                                                           3,185,235       5,518,548         154,828          18,704
                                                                     --------------  --------------  --------------  --------------

   Profit before tax                                                         38,335      70,818,171      79,948,645       9,658,433

   Income tax expenses                                                            -      (1,902,670)     (4,161,744)       (502,772)
                                                                     --------------  --------------  --------------  --------------

   Net profit                                                                38,335      68,915,501      75,786,901       9,155,661
                                                                     ==============  ==============  ==============  ==============

   Earnings per share, basic                                                   0.01            0.02            0.02            0.01
                                                                     ==============  ==============  ==============  ==============
   Earnings per ADS, basic                                                     0.01            2.22            2.42            0.29
                                                                     ==============  ==============  ==============  ==============
   Earnings per share, diluted                                                 0.01            0.02            0.02            0.01
                                                                     ==============  ==============  ==============  ==============
   Earnings per ADS, diluted                                                   0.01            2.15            2.32            0.28
                                                                     ==============  ==============  ==============  ==============
   Weighted average number of ordinary shares outstanding, basic      3,038,264,700   3,102,842,755   3,133,838,801   3,133,838,801
                                                                     ==============  ==============  ==============  ==============
   Weighted average number of  ADS outstanding, basic                    30,382,647      31,028,428      31,338,388      31,338,388
                                                                     ==============  ==============  ==============  ==============
   Weighted average number of ordinary shares outstanding, diluted    3,038,264,700   3,207,939,611   3,268,550,744   3,268,550,744
                                                                     ==============  ==============  ==============  ==============
   Weighted average number of ADS outstanding, diluted                   30,382,647      32,079,396      32,685,507      32,685,507
                                                                     ==============  ==============  ==============  ==============

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2776 on June 30, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

                                                                    Exhibit 99.2

[COMPANY LOGO]

                                                                   Press Release

--------------------------------------------------------------------------------


Contact for Media and Investors:
Ms. Olive Wang
NetEase.com, Inc.
ir@corp.netease.com
8610-8518-0163, ext. 8243


Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
8621-6218-3009, ext. 238

          NetEase.com, Inc. Announces Sale of Additional $25 Million of

                   Zero Coupon Convertible Subordinated Notes

(Beijing, July 31, 2003) - NetEase.com, Inc. (Nasdaq: NTES) today announced that the initial purchaser of its Zero Coupon Convertible Subordinated Notes due July 15, 2023 has exercised its option to acquire an additional $25 million in aggregate principal amount of such notes in a private offering. As previously announced, the notes do not bear interest, have a zero yield to maturity and are convertible, subject to certain conditions, into NetEase's ordinary shares at a conversion price of $0.4815 per ordinary share (equivalent to $48.15 per American Depositary Share), subject to certain antidilution adjustments. NetEase intends to use the net proceeds from this offering for general corporate purposes, including potential future acquisitions.

The convertible subordinated notes were placed in a private placement transaction pursuant to Rule 144A under the Securities Act of 1933. Neither the convertible subordinated notes nor the ordinary shares of NetEase issuable upon conversion of the notes have been registered under the Securities Act and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

[COMPANY LOGO]

                                      * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that we may not be able to satisfy our obligations under the indenture for the notes which could lead to a default on the notes and an adverse effect on our business and financial condition; the risk that we may not use the proceeds from this offering in a productive manner; and other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.